

January 21, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of UWM Holdings Corporation, under the Exchange Act of 1934:

- Class A Common stock, par value $0.0001

- Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share

Sincerely,